Exhibit 99.2
                           ORCKIT COMMUNICATIONS LTD.


              NOTICE OF 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2006 Annual General Meeting of Shareholders (the "Meeting") of Orckit Communications Ltd. (the "Company" or "Orckit") will be held on Monday, April 24, 2006 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel, for the following purposes:

         (1) election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

         (2) approval of amended indemnification letter agreements in favor of our directors;

         (3) approval of an increase in the non-director employee option pool;

         (4) reappointment of Kesselman & Kesselman as our independent auditors; and

         (5) consideration of our audited financial statements for the year ended December 31, 2005.


Shareholders of record at the close of business on March 31, 2006 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the most senior holder of joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company's Register of Members.

                               By Order of the Board of Directors,

                               Eric Paneth
                               Chairman of the Board of Directors
                               and Chief Executive Officer

                               Izhak Tamir
                               President


Dated:  March 31, 2006

                           ORCKIT COMMUNICATIONS LTD.
                             126 Yigal Allon Street
                                Tel Aviv, Israel



                                 PROXY STATEMENT



         This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (the "Ordinary Shares"), of Orckit Communications Ltd. (the "Company" or "Orckit") in connection with the solicitation by the Board of Directors of proxies for use at the 2006 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2006 Annual General Meeting of Shareholders. The Meeting will be held on Monday, April 24, 2006 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

         The agenda of the Annual General Meeting will be as follows:

         (1) election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

         (2) approval of amended indemnification letter agreements in favor of our directors;

         (3) approval of an increase in the non-director employee option pool;

         (4) reappointment of Kesselman & Kesselman as our independent auditors; and

         (5) consideration of our audited financial statements for the year ended December 31, 2005.


         The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

         A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above, unless a shorter period is determined by the Board of Directors. Shareholders may revoke the authority granted by their execution of proxies by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation or later proxy is received prior to the above deadline, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

         Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on March 31, 2006 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about April 3, 2006 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

            On March 23, 2006, 15,455,129 Ordinary Shares were outstanding. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least 25% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Share Ownership

           The following table sets forth, as of March 1, 2006, the number of our Ordinary Shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding Ordinary Shares, and (ii) all of our directors and executive officers as a group. The voting rights of all major shareholders are the same. As of March 1, 2006, 15,386,734 of our Ordinary Shares were outstanding.



Identity of Person or Group                                                Amount Owned          Percent of Class
---------------------------                                                ------------          ----------------

Eric Paneth (1)                                                                1,294,063                 8.2%
Izhak Tamir (2)                                                                1,294,063                 8.2%
Phylon Fund Limited and affiliate (3)                                          1,400,000                 9.1%
Oberweis Asset Management, Inc. (4)                                              948,963                 6.2%
All directors and executive officers as a group other than Eric                  212,302(5)              1.4%
Paneth and Izhak Tamir (11 persons)
All directors and executive officers as a group                                2,800,428 (6)            16.9%
(13 persons)


 (1)(2) Includes, in the case of each of Messrs. Tamir and Paneth, 480,000 Ordinary Shares issuable upon the exercise of options that are currently vested or vest within the next 60 days but excludes Ordinary Shares issuable upon the exercise of options that may be issued in the future in exchange for stock options of our Corrigent subsidiary held by each of them. This figure also includes, in the case of each of Messrs. Tamir and Paneth, 420,000 Ordinary Shares subject to a six-year variable forward sale contract entered into with Credit Suisse Capital LLC on March 1, 2006. Under each such contract, 420,000 Ordinary Shares were pledged to Credit Suisse as collateral.
(3) Based on a Schedule 13G/A of Phylon Fund Limited and Phylon Investment Advisers LLP filed on February 1, 2006 with the Securities and Exchange Commission.
(4) Based on a Schedule 13G of Oberweis Asset Management, Inc filed on February 14, 2006 with the Securities and Exchange Commission.
(5) Represents Ordinary Shares which may be purchased pursuant to options exercisable within 60 days following March 1, 2006.
(6) Includes 1,172,302 Ordinary Shares which may be purchased pursuant to options exercisable within 60 days following March 1, 2006 but excludes Ordinary Shares issuable upon the exercise of options that may be issued in the future in exchange for stock options of our Corrigent subsidiary held by them.

                      AGENDA OF THE ANNUAL GENERAL MEETING



Item 1 - Election of Directors

         At the Meeting, the shareholders will be asked to re-elect each of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil to our Board of Directors to serve until the next Annual General Meeting or his earlier resignation or removal. Messrs. Arkin and Motil are "independent directors" as defined by the Nasdaq rules. Our "outside directors" as defined by the Israeli Companies Law, 5759-1999 (the "Companies Law"), Miri Gelbman and Moshe Nir, will continue to serve their second three-year term ending in 2008. The Companies Law requires at least two outside directors. We had three outside directors until March 16, 2006, when the second and final term of Mr. Yair Shamir expired, leaving a vacancy on our board of directors. Our outside directors are also considered independent directors under the Nasdaq rules. These nominees have been approved by our audit committee, acting as our nominating committee required by the Nasdaq rules.

          A brief biography of each nominee is set forth below:

         Mr. Paneth has been Chairman of the Board of Directors and Chief Executive Officer of Orckit since its founding in 1990. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, was a technical department head in the Israeli Government. From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Israel Institute of Technology, commonly known as the Technion. Since January 2000, Mr. Paneth has been a director of Tikcro Technologies Ltd. ("Tikcro").

         Mr. Tamir has been President and a Director of Orckit since its founding in 1990. Mr. Tamir has served as a Director of Gilat Satellite Networks Ltd. and of Scopus Video Networks since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion and an M.B.A. from Tel Aviv University. Mr. Tamir has been chairman of the board of directors of Tikcro since January 2000 and its chief executive officer since August 2003.

         Mr. Arkin has been a Director of Orckit since August 2001. Since January 2000, Mr. Arkin has served as Chairman of MadahCom Communications Ltd., a manufacturer of digital wireless public alerting systems. Since March 2005, he has served as a director of Shamir Optical Industries (Nasdaq: SHMR). From 1999 to 2001, he served as General Manager of merchant banking for Oscar Gruss & Son, a New York-based investment bank. From 1995 to 1998, Mr. Arkin served as Vice President of The Challenge Fund, an Israeli venture capital firm. He holds a B.A. from St. John's College in Annapolis, Maryland, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

         Mr. Motil has been a Director of Orckit since November 2002. Mr. Motil has served since 1996 as Vice President Finance and an associate of Palmot Ltd., an investment company based in Israel. From 1991 until 1996, he served as Chief Financial Officer of the Israeli subsidiary of Jan-Bell Marketing Inc., a retail company. Mr. Motil holds a B.A. degree in economics and accounting from Tel-Aviv University and he is a C.P.A.

Required Approval

         The affirmative vote of the holders of 66-2/3% of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

                  "RESOLVED, that Eric Paneth be elected to the Board of Directors of the Company, effective immediately.

                  RESOLVED, that Izhak Tamir be elected to the Board of Directors of the Company, effective immediately.

                  RESOLVED, that Jed M. Arkin be elected to the Board of Directors of the Company, effective immediately.

                  RESOLVED, that Moti Motil be elected to the Board of Directors of the Company, effective immediately."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.


Item 2 - Approval of Amended Indemnification Agreements in Favor of our
         Directors

         We have entered into indemnification agreements in favor of our directors agreeing to indemnify them to the fullest extent permitted by law. Israeli law limits the type of actions for which we would be permitted to indemnify our directors and requires that any undertaking to indemnify directors be subject to a maximum limitation as to the amount of indemnification payable by the company for financial obligations (excluding expenses) toward third parties imposed by a court judgment, including a settlement or a court-approved arbitrator's award. We have been informed that U.S. corporations typically do not include any such limitations in their indemnification agreements. The total amount of indemnification for such obligations (including expenses) that we undertook towards all indemnified persons is currently limited to an aggregate amount of $20 million.

         Our Audit Committee and Board of Directors have recently approved an amendment to the indemnification agreements, to provide that the maximum limit of the amount of indemnification for such financial obligations (excluding expenses) is $20 million for each cause of action. We also maintain a liability insurance policy in favor of our directors and officers, which we renew on a periodic basis subject to market terms in the insurance carrier market, to help defray the costs of lawsuits. A copy of the amended form of indemnification letter agreement incorporating the proposed change is attached hereto as Exhibit
A. If this proposal is not approved by our shareholders, then the existing limitation of an aggregate amount of $20 million for all causes of action will continue to apply, and the indemnification agreement in the form attached as Exhibit A not taking into account the change of the limitation detailed above, will apply.

Required Approval

         The proposed amended form of indemnification agreement in favor of directors requires the approval of our Audit Committee, Board of Directors and shareholders. The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required to approve the new form of indemnification agreement in favor of our directors.

Proposed Resolution

         It is proposed that at the Meeting the following resolution be adopted:


                    "RESOLVED, that the Company's form of indemnification agreement in favor of each of its directors who may serve from time to time, in substantially the form attached to the Company's Proxy Statement relating to the Meeting, be approved."

         The Board of Directors recommends a vote FOR approval of the proposed resolution.


Item 3 - Approval of an Increase in the Non-Director Employee Option Pool

         The Nasdaq rules require us to obtain shareholder approval for the adoption of, and material amendments to, our stock option plans.

         The Board of Directors has recommended that the number of Ordinary Shares reserved for issuance to non-director employees under the Orckit Israeli Share Incentive Plan, as amended,be increased by 750,000 Ordinary Shares. As of December 31, 2005, there were 294,931 available Ordinary Shares remaining in the our option pool. We believe that it is in the best interests of the Company to increase the pool as proposed to order to enable us to attract and retain qualified employees.

Required Approval

         The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolution

         It is proposed that at the Meeting the following resolution be adopted:

                   "RESOLVED, that the proposed increase of 750,000 Ordinary Shares available for issuance to non-director employees under the Orckit Israeli Share Incentive Plan, as amended (2003), is hereby approved."

         The Board of Directors recommends a vote FOR approval of the proposed resolution.


Item 4 - Appointment of Independent Auditors

         At the Meeting, the shareholders will be asked to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, independent certified public accountants in Israel, as our independent auditors until the next Annual General Meeting. We intend to reappoint Kesselman & Kesselman as the auditor of our controlled subsidiaries, as well. Kesselman & Kesselman have no other relationship with us or with any of our affiliates, except as auditors and tax consultants. A representative of the auditors will be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

         The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act.

Required Approval

         The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

                  "RESOLVED, that Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, be appointed as the independent auditors of the Company until the next Annual General Meeting.

                  RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the fees paid to the Company's independent auditors."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.


Item 5 - Consideration of Financial Statements

         Our audited financial statements for the year ended December 31, 2005 are included in our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (SEC) on March 15, 2006. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting.



                             By Order of the Board of Directors,

                             Eric Paneth
                             Chairman of the Board and Chief Executive Officer

                             Izhak Tamir
                             President

Dated:  March 31, 2006

Exhibit A


FORM OF AMENDED AND RESTATED INDEMNIFICATION AND EXCULPATION LETTER

Date:  [________], 2006

To:  [___________]

It is in the best interest of Orckit Communications Ltd. (the "Company") to retain and attract as directors, officers and/or employees the most capable persons available, and such persons are becoming increasingly reluctant to serve high growth companies or publicly-held companies unless they are provided with adequate protection through insurance and indemnification in connection with such service.

You are or have been appointed a director, officer and/or employee of the Company, and in order to enhance your service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law.

The Company and you intend for this Amended and Restated Indemnification and Exculpation Letter (this "Amended and Restated Agreement") to amend, restate and supersede in its entirety that certain Indemnification and Exculpation Letter between you and the Company, dated _______ (the "Original Indemnity Agreement").

Accordingly, in consideration of your continuing to serve the Company, you and the Company agree as follows:

1. The Company hereby undertakes to fully indemnify you and hold you harmless in respect of the following arising from or in connection with any act or omission ("action") irrespective of the severity of the action, taken or made by you in your capacity as a director, officer and/or employee of the Company, or in consequence of being such a person (in any case, whether arising after, on or prior to the date hereof) including if you were, are or are threatened to be, a party to or a participant (as a witness or otherwise) in any Proceeding (as defined below):

1.1 any financial obligation, including but not limited to, amounts and fines due pursuant to any judgment, order, action, conviction or settlement, imposed on you or incurred by you in favor of another person or entity of any kind, including but not limited to, any shareholders, the Company, any authority (including but not limited to U.S. Securities and Exchange Commission), either in Israel, the United States or any other jurisdiction in the world, by a judgment, action, suit or proceeding whether civil, criminal, administrative or investigative, including a settlement approved by the Company (which approval shall not be unreasonably withheld) or an arbitrator's award either approved by court or the Company;

1.2 all reasonable attorneys' fees and costs, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, or otherwise participating in, a Proceeding (collectively, "Expenses"). Expenses also shall include Expenses incurred in connection with any appeal resulting from any Proceeding, including without limitation the premium, security for, and other costs relating to any cost bond or other appeal bond or its equivalent, including all Expenses expended by you or charged to you under the circumstances described in section 1.1 above, provided, that with respect to any criminal charges, you are either acquitted, or if you are convicted of a crime, such crime does not require proof of criminal intent. For purposes of this Amended and Restated Agreement, the term "Proceeding" shall include any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought in the right of the Company, by its shareholders or otherwise (including but not limited to U.S. Securities and Exchange Commission), either in Israel, the United States or in any other territory in the world, and whether of a civil (including intentional or unintentional tort claims), criminal, administrative or investigative nature, in which you were, are or will be involved as a party or otherwise by reason of the fact that you are or were a director or officer of the Company, by reason of any action taken by you (or failure to act) or of any action (or failure to act) on your part while acting as a director or officer of the Company, or by reason of the fact that you are or were serving at the request of the Company as a director, officer, trustee, general partner, managing member, fiduciary, employee or agent of any other enterprise, in each case whether or not serving in such capacity at the time any liability or expense is incurred for which indemnification, reimbursement, or advancement of expenses can be provided hereunder.

1.3 in addition to the expenses set forth in paragraph 1.2 above, all reasonable litigation expenses, including attorney's fees, expended by you as a result of an investigation or Proceeding instituted against you by a competent authority, provided that such investigation or Proceeding concluded without the filing of an indictment against you and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent.

The above wording is based on the Hebrew-language provisions of the Israeli Companies Law, 1999 (the "Companies Law") and shall not be construed to limit the amount or scope of indemnification payable hereunder to the extent such payment is permitted by applicable law.

The above indemnification will also apply to any action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a "Subsidiary") or in your capacity as a director, or observer at board of directors' meetings, of a company not controlled by the Company but where your appointment as a director or observer results from the Company's holdings in such company ("Affiliate").

Without diminishing or impairing the obligations of the Company set forth in the preceding subparagraphs, if, for any reason, you shall elect or be required to pay all or any portion of any judgment or settlement in any Proceeding in which the Company is jointly liable with you (or would be if joined in such Proceeding), the Company shall contribute to the amount of expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually incurred and paid or payable by you in proportion to the relative benefits received by the Company and all other officers, directors or employees of the Company who are jointly liable with you (or would be if joined in such Proceeding), on the one hand, and you, on the other hand, from the transaction from which such Proceeding arose; provided, however, that the proportion determined on the basis of relative benefit may, to the extent necessary to conform to law, be further adjusted by reference to the relative fault of the Company and all officers, directors or employees of the Company other than you who are jointly liable with you (or would be if joined in such Proceeding), on the one hand, and you, on the other hand, in connection with the events that resulted in such expenses, judgments, fines or amounts paid in settlement, as well as any other equitable considerations. The relative fault of the Company and all other officers, directors or employees of the Company who are jointly liable with you (or would be if joined in such Proceeding), on the one hand, and you, on the other hand, shall be determined by reference to, among other things, the degree to which their actions were motivated by intent to gain personal profit or advantage, the degree to which their liability is primary or secondary, and the degree to which their conduct is active or passive. For the avoidance of doubt, the obligations of the Company to indemnify you hereunder apply to any claims for contribution which may be brought against you by officers, directors or employees of the Company who may be jointly liable with you.

2. The Company will not indemnify you for amounts you may be obligated to pay solely in respect of the exclusions under section 263 of the Companies Law, as determined by final court decision.

3. The Company will make available all amounts needed in accordance with paragraph 1 above in a wire transfer to your account or as directed by you on the date on which such amounts are due ("Time of Indebtedness").

As part of the aforementioned undertaking, the Company will make available to you upon request any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

Notwithstanding any provision of this Amended and Restated Agreement to the contrary and to the fullest extent permitted by applicable law, the Company shall advance the Expenses incurred by you in connection with any Proceeding within ten (10) days after the receipt by the Company of a statement or statements requesting such advances from time to time, whether prior to or after final disposition of any Proceeding. Advances shall be unsecured and interest free. Advances shall be made without regard to your ability to repay the Expenses and without regard to your ultimate entitlement to indemnification under the other provisions of this Agreement. Advances shall include any and all reasonable Expenses incurred pursuing a Proceeding to enforce this right of advancement. You shall qualify for advances solely upon the execution and delivery to the Company of an undertaking providing that you undertake to repay the advance to the extent that it is ultimately determined by a court of competent jurisdiction, in a final and non-appealable order that you are not entitled to be indemnified by the Company under the provisions of this Amended and Restated Agreement, the Company's articles of association, the Companies Law or otherwise. This Paragraph shall not apply to any claim made by you for which indemnity is excluded under paragraph 7 of this Amended and Restated Agreement.

The Company shall not settle any action, claim or Proceeding (in whole or in part) which would impose any Expense, judgment, fine, penalty or limitation on you without your prior written consent.

4. The Company will indemnify you even if at the relevant Time of Indebtedness, or at any time thereafter, you are no longer a director, officer or employee of the Company or of a Subsidiary or a director or board observer of an Affiliate, provided that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, including if taken prior to the date hereof.

5. The indemnification for amounts covered in paragraph 1.1 above shall apply insofar as it results from your actions in the following matters or in connection therewith or in relation thereto:

5.1 The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings, including without limitation, the issuance of the Company's 5.75% convertible notes due 2005 and any subsequent transactions relating thereto and the registration statement relating to the spin-off of the Company's semiconductor subsidiary in 2000;

5.2 Occurrences resulting from the Company's status as a public company, and/or from the fact that the Company's securities were issued to the public and/or are traded on a stock exchange, whether in Israel, the United States or in any other jurisdiction;

5.3 Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like, including without limitation, the making of loans and provision of other support to Tikcro Technologies and all actions related to the initiative and management of new technology projects of the Company or through Subsidiaries or Affiliates which shall be form from time to time;

5.4 The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

5.5 Actions in connection with the merger or proposed merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

5.6 Actions in connection with the sale or proposed sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

5.7 Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof, including without limitation, Silicon Value, Siliquent Technologies, EDSL, Tikcro, Spediant Systems, Thetis and Corrigent Systems;

5.8 Actions taken in connection with labor relations and/or employment matters in the Company Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers, including stock options granted or promised (or allegedly promised) thereto or exchanges of such options with other securities;

5.9 Actions in connection with the development, testing sale or any other usage of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

5.10 Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to all types of intellectual property rights;

5.11 Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether such policies and procedures are published or not, including but not limited to, policies and internal control procedures required under U.S. law or regulations or Nasdaq rules.

5.12 Actions taken in connection with the financial reporting of the Company or any of its Subsidiaries or Affiliates, and in providing guidance and financial outlook to the public regarding future performance thereof.

5.13 Any action or decision in relation to work safety and/or working conditions.

5.14 Negotiation for, signing and performance of insurance policies, and any actions or omissions resulting in inadequate safety measures and/or malpractice of risk management and/or the failure to maintain appropriate insurance.

5.15 Any claim or demand made by a customer, supplier, contractor or other third party transacting any form of business with the Company, a Subsidiary and/or an Affiliate, in the ordinary course of their business, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

5.16 Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, a Subsidiary and/or an Affiliate, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

5.17 Any claim or demand made directly or indirectly in connection with complete or partial failure by the Company, a Subsidiary and/or an Affiliate, or their respective directors, officers and employees, to pay, report, maintain applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

6. The total amount of indemnification under paragraph 1.1 that the Company undertakes towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed an amount equal to US$20,000,000 per each cause of action.

7. The rights of indemnification and to receive advancement of Expenses as provided by this Amended and Restated Agreement shall not be deemed exclusive of any other rights to which you may at any time be entitled under applicable law or otherwise. No amendment, alteration or repeal of this Amended and Restated Agreement or of any provision hereof shall limit or restrict any of your rights under this Amended and Restated Agreement in respect of any action taken or omitted by you in your status as a director, officer or employee prior to such amendment, alteration or repeal. To the extent that a change in Israeli law, whether by statute or judicial decision, permits greater indemnification or advancement of Expenses than would be afforded currently under the Company's articles of association or this Amended and Restated Agreement, it is the intent of the parties hereto that you shall enjoy by this Amended and Restated Agreement the greater benefits so afforded by such change. No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy.

To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors, officers, trustees, partners, managing members, fiduciaries, employees, or agents of the Company or of any other related enterprise which such person serves at the request of the Company, you shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any such director, officer, trustee, partner, managing member, fiduciary, employee or agent under such policy or policies. If, at the time the Company receives notice from any source of a Proceeding as to which you are a party or a participant (as a witness or otherwise), the Company has director and officer liability insurance in effect, the Company shall give prompt notice of such Proceeding to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on your behalf, all amounts payable as a result of such Proceeding in accordance with the terms of such policies.

In the event of any payment under this Amended and Restated Agreement, the Company shall be subrogated to the extent of such payment to all of your rights of recovery, and you shall execute all papers reasonably required and take all reasonable action necessary to secure such rights.

In order to avoid any doubt, it is hereby clarified that the indemnification payable pursuant to this Amended and Restated Agreement shall be payable regardless of any obligations arising under an insurance policy and/or any other indemnification agreement to cover any payment of any type incurred by you, provided, however, that any payment made hereunder by the Company shall be returned to the Company only to the extent that the same obligation is ultimately covered and actually paid directly to you, free of any deductions or the like, pursuant to such insurance policy and/or other indemnification agreement and up to that amount that is actually paid to you.

8. Subject to the provisions of paragraphs 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

9. In all indemnifiable circumstances indemnification will be subject to the following:

9.1 You shall promptly notify the Company of any Proceedings initiated against you without delay following your first becoming aware thereof, and shall promptly deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings.

9.2 Other than with respect to Proceedings that have been initiated against you by the Company or in its name, the retention of your primary counsel shall be with the consent of the Company which shall not be unreasonably withheld.

Alternatively, with your consent, you shall execute all documents required to enable the Company and/or its attorney to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Amended and Restated Agreement and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding irrespective of its severity of conduct without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Amended and Restated Agreement and/or pursuant to law or otherwise result in your payment of any amounts.

9.3 You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

9.4 Compromise or settlement agreement reached by you in any suit, demand or other proceeding as aforesaid shall require the Company's consent to such compromise or settlement.

10. In addition, the Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages of any kind caused as a result of a breach of your duty of care to the Company, regardless of the applicable standard of conduct, such as but not limited to, negligence or gross negligence. Accordingly, no action shall be brought by or on behalf of the Company in respect thereof, and the Company shall fully indemnify you for your expenses and damages in respect of any such action brought against you by or on behalf of the Company.

11. If for the validation of any of the undertakings in this Amended and Restated Agreement any act, resolution, approval or other procedure is required, the Company warrants and represents that it has caused them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

12. In addition, for the avoidance of doubt, it is hereby clarified and acknowledged by the Company that nothing contained in this Amended and Restated Agreement shall derogate from the Company's right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraphs 5 and 6 above.

13. Any re-organization, change of control, merger or acquisition or the like of the Company, including without limitation, a change of the Board of Directors or change of management, will not derogate from the Company's obligations under this Amended and Restated Agreement. This Amended and Restated Agreement shall be binding upon the Company and its successors (including the surviving company in a merger with the Company) and assigns, and shall inure to your benefit and your estate, heirs, legal representatives and assigns.

The Company agrees that if there is a change of control of the Company
(other than a change in control which has been approved by a majority of the Company's Board of Directors who were directors immediately prior to such change in control) then with respect to all matters thereafter arising concerning your rights to payments of Expenses and expense advances under this Amended and Restated Agreement or any other agreement or under the Company's Memorandum or Articles of Association as now or hereafter in effect, the Company shall seek legal advice only from Independent Legal Counsel (as defined below) selected by you and approved by the Company (which approval shall not be unreasonably withheld). Such counsel, among other things, shall render its written opinion to the Company and to you as to whether and to what extent you would be permitted to be indemnified under applicable law and the Company agrees to abide by such opinion. The Company agrees to pay the reasonable fees for the Independent Legal Counsel referred to above and to fully indemnify such counsel. For purposes of this Amended and Restated Agreement, "Independent Legal Counsel" shall mean an attorney or firm of attorneys, selected in accordance with this provision, who shall not have otherwise performed services for the Company or for you within the last three years (other than with respect to matters concerning your rights under this Agreement, or of other beneficiaries under similar indemnity agreements).

14. In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall presume that you are entitled to indemnification under this Amended and Restated Agreement if you have submitted a proper request for indemnification under this Amended and Restated Agreement, and the Company shall have the burden of proof to overcome that presumption in connection with the making by any person, persons or entity of any determination contrary to that presumption.

The termination of any Proceeding or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Agreement or by applicable law) of itself adversely affect your right to indemnification or create a presumption that you did not act in good faith and in a manner which you reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal Proceeding, that you had reasonable cause to believe that your conduct was unlawful. For purposes of any determination of good faith, you shall be deemed to have acted in good faith if your action is based on the records or books of account of the Company or other relevant enterprise, including financial statements, or on information supplied to you by the officers of the Company or applicable enterprise in the course of their duties, or on the advice of legal counsel or on information or records given or reports made by an independent certified public accountant or by an appraiser or other expert. The provisions of this Paragraph shall not be deemed to be exclusive or to limit in any way the other circumstances in which you may be deemed or found to have met the applicable standard of conduct set forth in this Amended and Restated Agreement.

The knowledge and/or actions, or failure to act, of any other director, officer, trustee, partner, managing member, fiduciary, agent or employee shall not be imputed to you for purposes of determining the right to indemnification under this Amended and Restated Agreement.

15. The ability of the Company to indemnify its "office holders" (as defined in the Companies Law) is limited under the Companies Law. If any undertaking included in this Amended and Restated Agreement is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

16. This Amended and Restated Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel. All disputes shall be resolved exclusively in the District Court of Tel Aviv. If the Company denies your request for indemnification (including expense advances) provided for in this Amended and Restated Agreement, in whole or in part, and the court rules in your favor in an action against the Company for such indemnification, the Company shall reimburse you for all your expenses incurred in connection with such action.

17. This Amended and Restated Agreement shall continue until and terminate upon the later of: (a) ten (10) years after the date that you shall have ceased to serve as a director or officer of the Company or as a director, officer, trustee, partner, managing member, fiduciary, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which you served at the request of the Company; or (b) one (1) year after the final termination of any Proceeding (including any rights of appeal thereto) in respect of which you are granted rights of indemnification or advancement of Expenses hereunder; provided, however, that with respect to subparagraph (b) hereof, this Amended and Restated Agreement shall in such event terminate only with respect to the Proceeding in question and not with respect to any other Proceeding.

18. This Amended and Restated Agreement amends, restates and supersedes the Original Indemnity Agreement in its entirety.

Kindly sign and return the enclosed copy of this Amended and Restated Agreement to acknowledge your agreement to the contents hereof.

                           Very truly yours,

                           ORCKIT COMMUNICATIONS LTD.

                           By:______________________

                           Name:
                           Title:

Accepted and agreed to as of the date first above written:

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